UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number: 001-38975

Wanda Sports Group Company Limited
(Name of Registrant)

9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
+86-10-8558-8813
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Senior Term Loan Facility Agreement
On March 11, 2020, Wanda Sports Group Company Limited (the “Company”) entered into a senior term loan facility with Credit Suisse AG, Singapore Branch, as arranger, facility agent and security agent (the “CS Facility”), under which the Company may borrow up to US$240 million.  The CS Facility provides for loans (“Loans”) in two tranches (Tranche A, for US$230 million and Tranche B, for US$10 million).
In the CS Facility agreement, the use of the proceeds mainly includes:
●	refinancing the existing financial indebtedness of the Company, which was effected on March 11 (the “Utilization Date”);
●	funding the payment of accrued interest and other sums payable under the existing financial indebtedness of the Company; and
●	funding the payment of fees, costs, expenses and interest incurred or payable by the Company or any subsidiary in connection with the Loans.
Interest on the Loans is equal to LIBOR (as defined) plus a margin that increases each month from the date the Utilization Date from 3.00% per annum in the first month to 11.00% per annum in the twelfth month, payable monthly.
The CS Facility contains:
●	certain financial covenants, including a net debt/adjusted EBITDA leverage ratio covenant (which may not exceed 5.00x);
●	customary events of default;
●
a change of control clause triggered when (i) Mr. Wang Jianlin and his family members (taken together) cease to be, directly or indirectly, the single largest beneficial shareholder of the Dalian Wanda Group Co., Ltd. (the “Parent”); (ii) the Parent ceases to beneficially own (directly or indirectly) 100% of the issued share capital of any of Wanda Sports & Media and Infront International, or ceases to control any of Wanda Sports & Media and Infront International; or (iii) the Parent ceases to beneficially own (directly or indirectly) 60% of the issued share capital of the Company, or ceases to control the Company;

●
customary covenants, including restrictions on incurring additional indebtedness, making restricted payments (including dividends and other distributions), selling or otherwise disposing of assets, making acquisitions, entering into mergers or corporate reconstructions, entering into transactions that are not on arm's length terms and a negative pledge; and

●
a mandatory prepayment provision as to 50% of the outstanding Loans, triggered if an agreement for the sale of 100% of the shares of Wanda Sports Holdings (USA) Inc. (“WSH”), which is a holding company for The IRONMAN Group, or a sale of all or substantially all of the assets of WSH  (a “Disposal”), is not signed by the last day of the eighth month after the Utilization Date.  In the event the Disposal is consummated, the proceeds thereof will be applied to repay the CS Facility.  There can be no assurance that a Disposal will occur or, if it does, as to the timing of the signing of such agreement or the consummation of such Disposal.

Certain events of default and covenants in the CS Facility are subject to certain thresholds and exceptions.  The Company will be incurring fees in connection with the CS Facility, including an upfront fee and a sliding scale subsequent fee tied to the month in which the Loans are fully repaid (ranging from US$2.2 million to US$4.7 million).  The Loans are guaranteed by the Parent.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.   All forward-looking statements speak only as of the date of this press release and are expressly qualified in their entirety by the cautionary statements included in this press release.  The Company disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release announcing the refinancing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wanda Sports Group Company Limited

Date: March 17, 2020	By:	/s/ Honghui Liao
Name: Honghui Liao
Title: Chief Financial Officer